22006622

Washington, D.C. [illegible]

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SEC FILE NUMBER
8-69753

SEC
Mail Processing
Section
FEB 23 2022
Washington DC
413

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: EXCHANGERIGHT SECURITIES, LLC

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1055 E. COLORADO BLVD., SUITE 310
(No. and Street)

PASADENA	California	91106
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Warren Thomas	626-564-1031	warren@jrwrc.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Brian W. Anson, CPA
(Name – if individual, state last, first, and middle name)

18455 Burbank Blvd, Suite 404	Tarzana	California	91356
(Address)	(City)	(State)	(Zip Code)

09/15/2005	2370
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMD

OATH OR AFFIRMATION

I, Warren Thomas, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of EXCHANGERIGHT SECURITIES, LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

J. KL
Notary Public - California
Los Angeles County
Commission # 2370090
My Comm. Expires Aug 7, 2025

Signature:

Title:

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members' and Board of Members of ExchangeRight Securities, LLC

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of ExchangeRight Securities, LLC as of December 31, 2021, the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of ExchangeRight Securities, LLC as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of ExchangeRight Securities, LLC's management. My responsibility is to express an opinion on ExchangeRight Securities, LLC's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to ExchangeRight Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Auditor's Report on Supplemental Information

The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the ExchangeRight Securities, LLC's financial statements. The Supplemental Information is the responsibility of the ExchangeRight Securities, LLC's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson
Certified Public Accountant
I have served as ExchangeRight Securities, LLC's auditor since 2018.
Tarzana, California
February 18, 2022

EXCHANGERIGHT SECURITIES, LLC

Statement of Financial Condition
December 31, 2021

ASSETS

Cash	$	354,272
Broker/Dealer Fees Receivable		298,426
Other Assets		21,371
Total Assets	$	674,069

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES

Commissions Payable		12,216
Income Taxes Payable		2,500
Due To Related Party		3,823
Accounts Payable and Accrued Expenses		2,500
Total Liabilities		21,039

MEMBERS' EQUITY:

Members' Equity		653,030
Total Members' Equity		653,030
Total Liabilities and Members' Equity	$	674,069

The accompanying notes are an integral part of these financial statements.

EXCHANGERIGHT SECURITIES, LLC

Statement of Income
For the 12 Months Ended December 31, 2021

REVENUES:		
Reallowance Fees	$	2,065,189
Wholesale Supervision Fees		290,174
Total income		2,355,363
EXPENSES:		
Commissions Expense		1,616,440
Regulatory Expenses		8,292
Payroll expenses		28,864
Professional Fees		33,425
Rent expense		21,946
Insurance expense		3,549
Other Expenses		22,950
Total expenses		1,735,467
INCOME BEFORE INCOME TAXES		619,897
INCOME TAX PROVISION		
Income tax expense		6,800
NET INCOME	$	613,097

The accompanying notes are an integral part of these financial statements.

EXCHANGERIGHT SECURITIES, LLC

Statement of Changes in Members' Equity
For the 12 Months Ended December 31, 2021

	Total Members' Equity
Beginning Balance December 31, 2020	$ 446,733
Capital Distributions	(406,800)
Net Income	613,097
Ending Balance December 31, 2021	$ 653,030

The accompanying notes are an integral part of these financial statements.

EXCHANGERIGHT SECURITIES, LLC

Statement of Cash Flows
For the 12 Months Ended December 31, 2021

Net Income		$ 613,097
Adustments to reconcile net income to net cash provided by operating activities:		
(Increase in) Decrease in:		
Broker/Dealer Fees Receivable		(135,690)
Other Assets		(18,976)
Increase in (Decrease in):		
Due To Related Party		(2,224)
Commissions Payable		7,401
	Total Adjustments	(149,489)
	Net Cash Provided by Operating Activities	463,608
CASH FLOWS FROM FINANCING ACTIVITIES:		
	Capital Distributions	(406,800)
	Net cash used in financing activities	(406,800)
Increase In Cash		56,808
	Cash - Beginning of Period	297,465
	Cash - End of Period	$ 354,272
Supplemental disclosure of cash flow information		
Cash paid during the year for:		
	Income taxes	$ 6,800
	Interest	-0-

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

ExchangeRight Securities, LLC, (the "Company"), was formed January 6, 2016, in the State of California as a limited liability company. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company is authorized to engage in private placements of securities. The Company does not hold customer funds or safeguard customer securities. The Company was approved to do business by FINRA/SEC on October 9, 2017.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company, with the consent of its Members, has elected to be a Limited Liability Company. For tax purposes, the Company is treated like a partnership, therefore in lieu of business income taxes, the Members are taxed on the Company's taxable income. Accordingly, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has similar treatment, although there exists a provision for a minimum Franchise Tax of $800 plus a fee based upon gross receipts.

The Company is subject to audit by the taxing agencies for year ending December 31, 2018, 2019 and 2020.

The management has reviewed the results of operations for the year ended December 31, 2021 through February 18, 2022 the date the financial statements were available to be issued and have determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritized the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

There were no levels to measure at December 31, 2021.

ASC606-REVENUE RECOGNITION POLICY

Revenue is measured based on a consideration specified in a contract with a customer and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfies a performance obligation by transferring control over a product or service to a customer.

Taxes and regulatory fees assessed by a government authority or agency that are both imposed on and concurrent with a specified revenue-producing transaction, that are collected by the Company from a customer, are excluded from revenue.

The following is a description of activities – separated by reportable segments, per FINRA Form "Supplemental Statement of Income (SSOI)"; from which the Company generates its revenue. For more detailed information about reportable segments, see below.

Fees earned: This includes fees earned from affiliated entities; investment banking fees, M&A advisory; account supervision and investment advisory fees; administrative fees, revenue from research services; rebates from exchanges/ECN and ATS; 12b-1 fees; Mutual fund fees other than concessions or 12b-1 fees; execution service fees; clearing services; fees earned from customer bank sweep into FDIC insured products or from '40 Act companies and networking fees from '40 Act companies.

Note 2: INCOME TAXES

The Company is subject to a limited liability company gross receipts fee of $6,000 and a minimum franchise tax of $800 as if the Company files taxes on a stand-alone basis. At December 31, 2021, the Company was subject to the limited liability company income tax or $6,800. The Company files a consolidated tax return and the taxes are paid by the parent.

Note 3: RELATED PARTY TRANSACTIONS

ExchangeRight Securities, LLC is fully owned by ExchangeRight Holdings, LLC. Throughout the year, ExchangeRight Securities, LLC shares certain expenses such as rent, professional fees, salaries and benefits, etc. with JRW Investments and ExchangeRight Real Estate. During 2021, this amount totaled $91,892 of which $88,069 was paid at December 31, 2021. The balance of $3,823 has been paid by the date of the audit, February 18, 2022.

Note 4: COMMITMENTS AND CONTINGENCIES

In February 2016, the FASB issued ASU 2016-02 on Leases. Under the new guidance lessees are required to recognize a lease liability and a right-to-use asset for all leases at the commencement date with the exception of short-term leases. ASU 2016-02 is effective for annual and interim periods beginning after December 15, 2018, and early adoption is permitted. The company is not subjected to this requirement inasmuch as it has an expense sharing agreement with an affiliate.

ExchangeRight Securities' $21,946 total rent expense for the year was paid to an affiliate.

Note 5: NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2021 the Company had a minimum net capital requirement of the greater of $5,000 or 6 2/3% of aggregate indebtedness or $1,403. The Company's actual net capital of $345,449 was $340,449 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness $21,039 to net capital was .061 to 1, which is less than the 15 to 1 maximum ratio allowed for a broker dealer.

EXCHANGERIGHT SECURITIES, LLC

Schedule I
Statement of Net Capital
December 31, 2021

	Focus 12/31/21	Audit 12/31/21	Change
Members' Equity, December 31, 2021	$ 653,030	$ 653,030	$ -
Subtract - Non allowable assets:			
Accounts Receivable	286,210	286,210	-
Other Assets	21,371	21,371	-
Tentative Net Capital	345,449	345,449	-
Haircuts	0	0	-
Net Capital	345,449	345,449	-
Minimum Net Capital	5,000	5,000	-
Excess Net Capital	$ 340,449	$ 340,449	$ -
Aggregate Indebtedness	21,039	21,039	-
Ratio of Aggregate Indebtedness to Net Capital	0.061	0.061	

There were no differences between the Audit and Focus at December 31, 2021.

The accompanying notes are an integral part of these financial statements.

Schedule II

Determination of Reserve Requirements
Under Rule 15c3-3 (e) of the Securities and Exchange Commission
December 31, 2021

The Company has no reserve deposit obligations under SEC 15c3-3 (e) because it is a "non-covered" firm pursuant to footnote 74 to SEC Release 34-70073 and therefore is not subject to the Rule.

Schedule III

Information Relating to Possession or Control Requirements
Under Rule 15c3-3 (b) of the Securities and Exchange Commission
December 31, 2021

The Company has no possession or control obligations under SEC 15c3-3 (b) because it is a "non-covered" firm pursuant to footnote 74 to SEC Release 34-70073 and therefore is not subject to the Rule.

ExchangeRight Securities, LLC
Exemption Report

ExchangeRight Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to bemade by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states thefollowing:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) broker supervision associated persons engaged in wholesaling activities on behalf of affiliated sponsors/issuers; (2) private placements of securities, and/or (3) broker selling oil & gas interests and The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer orits agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

ExchangeRight Securities, LLC

____

By: ______________________
Warren Thomas

Title: Managing Partner

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Members
ExchangeRight Securities, LLC
Pasadena, California

I have reviewed management's statements, included in the accompanying SEC Rule 15c3-3 Exemption Report in which ExchangeRight Securities, LLC, stated that ExchangeRight Securities, LLC's, business activities are private placements of securities, broker selling oil and gas interests, and broker supervising associated persons engaged in wholesaling activities on behalf of affiliated sponsors/issuers, and that it has not held customer funds or securities and that ExchangeRight Securities, LLC is classified as "non-covered" pursuant to footnote 74 to SEC Release 34-70073, dated July 30, 2013, and as discussed in Q & A 6 of the related FAQ issued by SEC state on April 4, 2014. ExchangeRight Securities, LLC also stated that it had maintained compliance with the above declaration throughout the most recent fiscal year ended December 31, 2021, without exception. ExchangeRight Securities, LLC's management is responsible for compliance and is not subject to the provisions set forth in Rule 15c3-3 under the Securities and Exchange Act of 1934 and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about ExchangeRight Securities, LLC's declaration concerning the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 to SEC Release 34-70073.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 18, 2022